UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 333-115164

CUSIP NUMBER __________

(Check one):     Form 10-K [  ]  Form 20-F [  ]  Form 11-K  [  ]  Form 10-Q  [X]  Form 10-D  [  ]  Form N-SAR  [  ]

Form N-CSR [  ]

For Period Ended:  June 30, 2018

[  ]         Transition Report on Form 10-K

[  ]         Transition Report on Form 20-F

[  ]         Transition Report on Form 11-K

[  ]         Transition Report on Form 10-Q

[  ]         Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U. S. Premium Beef, LLC

Full Name of Registrant

N/A

Former Name if Applicable

12200 North Ambassador Drive, Suite 501

Address of Principal Executive Office (Street and Number)

Kansas City, MO 64163

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

97966656.1 0037986-00001

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Form 10-Q for the period ended June 30, 2018 within the prescribed time for the following reasons:

As disclosed in a report on Form 8-K filed by USPB on June 22, 2018, USPB dismissed Deloitte & Touche LLP as its independent registered public accounting firm and engaged Grant Thornton LLP as USPB’s new independent registered public accounting firm.  Given the change in registered public accounting firms, the preparation of USPB’s report on Form 10-Q for the period ended June 30, 2018 has demanded more time than was initially contemplated.  The Form 10-Q could not be completed and filed by the August 14, 2018 filing date without unreasonable effort and expense.

The registrant intends to file its Form 10-Q on or before August 17, 2018.

PART IV — OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Scott J. Miller                                                                           816                                       713-8800

                                           (Name)                                                (Area Code)                          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X]  No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes [ ]   No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     U.S. Premium Beef, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2018	By /s/ Stanley D. Linville
Stanley D. Linville
Title: Chief Executive Officer

 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).